SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

October 21, 2009

Commission File Number	Translation of registrant's name into English; Address of principal executive offices
BHP Billiton Limited (ABN 49 004 028 077) 180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA
-	BHP Billiton Plc (REG. NO. 3196209) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes            No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

NEWS RELEASE
Release Time        IMMEDIATE
Date        15 October 2009
Number        18/09

BHP BILLITON AND RIO TINTO UPDATE ON PROPOSED IRON ORE PRODUCTION JOINT VENTURE

On 5 June 2009, BHP Billiton and Rio Tinto signed a non-binding agreement to establish a production joint venture covering the entirety of both companies' Western Australian iron ore assets.

Under the terms of the agreement up to 15 per cent of production was proposed to be sold by the joint venture, independent of BHP Billiton and Rio Tinto.

Following discussions between the two companies, BHP Billiton and Rio Tinto have decided not to proceed with the joint venture marketing activity. As a result, all production from the proposed joint venture would be marketed separately by BHP Billiton and Rio Tinto.

The two companies believe that this change will clarify the nature of the JV for customers and emphasise its focus on realising significant production and development synergies.

BHP Billiton and Rio Tinto are pleased with progress towards definitive JV agreements and expect to finalise these agreements on schedule.

For further information contact:

BHP Billiton Media & Investor Relations

Australia
Samantha Evans, Media Relations
Tel: +61 3 9609 2898 Mobile: +61 400 693 915
email: Samantha.Evans@bhpbilliton.com

Peter Ogden, Media Relations
Tel: +61 3 9609 2812 Mobile: +61 428 599 190
Email: Peter.Ogden@bhpbilliton.com

Kelly Quirke, Media Relations
Tel: +61 3 9609 2896 Mobile: +61 429 966 312
Email: Kelly.Quirke@bhpbilliton.com

Leng Lau, Investor Relations
Tel: +61 3 9609 4202 Mobile: +61 403 533 706
email: Leng.Y.Lau@bhpbilliton.com

United Kingdom
Andre Liebenberg, Investor Relations
Tel: +44 20 7802 4131 Mobile: +44 7920 236 974
email: Andre.Liebenberg@bhpbilliton.com

Illtud Harri, Media Relations
Tel: +44 20 7802 4195 Mobile: +44 7920 237 246
email: Illtud.Harri@bhpbilliton.com

South Africa
Bronwyn Wilkinson, Investor Relations
Tel: +44 20 7802 4015 Mobile: +44 7500 785 892
email: Bronwyn.Wilkinson@bhpbilliton.com

United States
Scott Espenshade, Investor Relations
Tel: +1 713 599 6431   Mobile: +1 713 208 8565
email: Scott.Espenshade@bhpbilliton.com

Ruban Yogarajah, Media Relations
Tel: US +1 713 966 2907 or UK +44 20 7802 4033
Mobile: UK +44 7827 082 022
email: Ruban.Yogarajah@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 180 Lonsdale Street
Melbourne Victoria 3000 Australia
Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: Neathouse Place
London SW1V 1BH United Kingdom
Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton group which is headquartered in Australia

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com

Rio Tinto Media & Investor Relations

Australia
Tony Shaffer, Media Relations
Office: +61 (0) 3 9283 3612 Mobile: +1 202 256 3667

Dave Skinner, Investor Relations
Office: +61 (0) 3 9283 3628 Mobile: +61 (0) 408 335 309

Simon Ellinor, Investor Relations
Office: +61 (0) 7 3361 4365 Mobile: +61 (0) 439 102 811

United Kingdom
Christina Mills, Media Relations
Office: +44 (0) 20 8080 1306 Mobile: +44 (0) 7825 275 605

Nick Cobban, Media Relations
Office: +44 (0) 20 8080 1305 Mobile: +44 (0) 7920 041 003

Mark Shannon, Investor Relations
Office: +44 20 7781 1178 Mobile: +44 7917 576597

David Ovington, Investor Relations
Office: +44 (0) 20 7781 2051 Mobile: +44 (0) 7920 010 978

United States
Jason Combes, Investor Relations
Office: +1 (0) 801 204 2919 Mobile: +1 (0) 801 558 2645

Americas
Tony Shaffer, Media Relations
Office: +61 (0) 3 9283 3612 Mobile: +1 202 256 3667

Canada
Stefano Bertolli, Media Relations
Office: +1 (0) 514 848 8151 Mobile: +1 (0) 514 915 1800

Rio Tinto Limited
120 Collins Street
Melbourne 3000
Australia
T +61 (0) 3 9283 3333
F +61 (0) 3 9283 3707
Registered in Australia ABN 96 004 458 404

Rio Tinto plc
2 Eastbourne Terrace
London W2 6LG
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800

Email: questions@riotinto.com
Website: www.riotinto.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited (ABN 49 004 028 077)
Date : October 19, 2009	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary